Ruth Health

Profit and Loss
January - December 2022

	TOTAL
Income	
Sales - DTC	14,332.77
Services - B2B	0.00
Total Income	**$14,332.77**
GROSS PROFIT	**$14,332.77**
Expenses	
Advertising & marketing	
Affiliate Marketing	4,780.00
Conferences	6,146.53
Listing fees	1,395.00
Paid Media	31,243.31
Printed Collateral	13,587.83
Research	17,710.00
Social media	7,711.82
Swag	10,362.80
Total Advertising & marketing	**92,937.29**
Contract labor	676,623.19
Outside Sales	21,099.50
Total Contract labor	**697,722.69**
Contributions to charities	2,445.70
Entertainment	6,753.20
General business expenses	
Bank fees & service charges	103.25
Continuing education	4,491.78
Gift	1,449.79
Memberships & subscriptions	3,890.28
Total General business expenses	**9,935.10**
Insurance	
Liability insurance	1,656.74
Total Insurance	**1,656.74**
Interest paid	32,527.34
Legal & accounting services	
Accounting fees	16,525.00
Legal Fees	38,893.76
Total Legal & accounting services	**55,418.76**
Meals	9,929.23
Meals with clients	324.66
Travel meals	4,847.69
Total Meals	**15,101.58**

Ruth Health

Profit and Loss
January - December 2022

	TOTAL
Office expenses	
Cloud service	1,645.29
Merchant account fees	154.15
Office supplies	2,611.04
Shipping & postage	411.83
Small tools & equipment	7,997.26
Software & apps	53,503.35
Total Office expenses	**66,322.92**
Payroll	
Bonus	33,000.00
Payroll Taxes	73,986.83
Salaries & Wages	913,171.61
Severance	4,615.39
Total Payroll	**1,024,773.83**
Payroll Benefits	
Dental & Vision Insurance	4,713.39
Health Insurance Expense	56,740.05
Officer Life Insurance	444.10
Wellness Benefits	13,196.93
Workers Comp Insurance	4,501.02
Total Payroll Benefits	**79,595.49**
Rent	
Building & land rent	2,045.94
Total Rent	**2,045.94**
Supplies	
Supplies & materials	1,008.60
Total Supplies	**1,008.60**
Taxes paid	805.45
Travel	
Airfare	16,856.30
Hotels	24,156.08
Taxis or shared rides	5,184.14
Vehicle rental	1,530.06
Total Travel	**47,726.58**
Utilities	
Electricity	480.90
Internet & TV services	5,640.58

	TOTAL
Phone service	2,138.23
Total Utilities	**8,259.71**
Total Expenses	**$2,145,036.92**
NET OPERATING INCOME	**$ -2,130,704.15**
Other Income	
Interest earned	15,028.13
Sale of an asset	2,200.00
Total Other Income	**$17,228.13**
Other Expenses	
Depreciation	4,518.04
Vehicle expenses	961.80
Parking & tolls	828.34
Vehicle gas & fuel	797.65
Total Vehicle expenses	**2,587.79**
Total Other Expenses	**$7,105.83**
NET OTHER INCOME	**$10,122.30**
NET INCOME	**$ -2,120,581.85**

Ruth Health

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-2,120,581.85
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts receivable (A/R)	0.00
Prepaid expenses	-1,575.14
Accumulated depreciation	4,518.04
Accounts Payable (A/P)	99.28
Brex Card Account	4,419.97
Payroll Liabilities:Accrued Wages and Payroll Taxes Withheld	0.00
Payroll Liabilities:Employee Garnishment Liabilities	-26.61
Payroll Liabilities:Employee PTO Accrued Liability	34,215.67
Short-term loans from shareholders	40,200.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**81,851.21**
Net cash provided by operating activities	**$ -2,038,730.64**
INVESTING ACTIVITIES	
Long-term office equipment	-5,341.48
Net cash provided by investing activities	**$ -5,341.48**
FINANCING ACTIVITIES	
Interest Accrued on Convertible Notes	32,527.34
Long-term business loans:Long Term Liability	100,000.00
SAFE Notes	11,005.00
Net cash provided by financing activities	**$143,532.34**
NET CASH INCREASE FOR PERIOD	**$ -1,900,539.78**
Cash at beginning of period	2,729,008.78
CASH AT END OF PERIOD	**$828,469.00**

Ruth Health

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Brex Cash Account (9491)	0.00
Mercury Bank	22.32
Stripe clearing	203.84
SVB Analysis Checking (0202)	13,537.27
SVB Startup MMA (0217)	814,705.57
Total Bank Accounts	**$828,469.00**
Accounts Receivable	
Accounts receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Payments to deposit	0.00
Prepaid expenses	1,575.14
Total Other Current Assets	**$1,575.14**
Total Current Assets	**$830,044.14**
Fixed Assets	
Accumulated depreciation	-4,518.04
Long-term office equipment	10,816.60
Total Fixed Assets	**$6,298.56**
TOTAL ASSETS	**$836,342.70**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	99.28
Total Accounts Payable	**$99.28**
Credit Cards	
Brex Card Account	4,419.97
Total Credit Cards	**$4,419.97**
Other Current Liabilities	
Payroll Liabilities	0.00
Accrued Wages and Payroll Taxes Withheld	0.00
Employee Garnishment Liabilities	0.00
Employee PTO Accrued Liability	34,215.67
Total Payroll Liabilities	**34,215.67**
Short-term loans from shareholders	40,200.00
Total Other Current Liabilities	**$74,415.67**

Ruth Health

Balance Sheet
As of December 31, 2022

	TOTAL
Total Current Liabilities	**$78,934.92**
Long-Term Liabilities	
Convertible Notes	424,000.00
Interest Accrued on Convertible Notes	32,527.34
Long-term business loans	
Long Term Liability	421,000.00
Total Long-term business loans	**421,000.00**
Total Long-Term Liabilities	**$877,527.34**
Total Liabilities	**$956,462.26**
Equity	
Retained Earnings	-302,550.71
SAFE Notes	2,303,013.00
Net Income	-2,120,581.85
Total Equity	**$ -120,119.56**
TOTAL LIABILITIES AND EQUITY	**$836,342.70**